PLYMOUTH ROCK TECHNOLOGIES COMPLETES IP TRANSFER AND FORMS STRATEGIC ALLIANCE WITH MANCHESTER METROPOLITAN UNIVERSITY

Plymouth, MA - October 8, 2019 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTCQB: PLRTF) (Frankfurt: 4XA WKN# A2N8RH)  ("Plymouth Rock", "PRT" or the "Company") is pleased to announce the completion of the intellectual property (IP) and patent transfer for the Shoe Scanner Threat Detection technology from Manchester Metropolitan University in Manchester, UK.

The PRT Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques combined with artificial intelligence to inspect footwear without the need for removal by the wearer.

"We have worked with members of the team from Plymouth Rock Technologies over a number of years and believe they are ideally placed to commercialise the IP generated at the University on the global stage," stated Professor Paul Hooper, Head of Enterprise Development, Faculty of Science and Engineering at Manchester Metropolitan University.

"This is a key milestone for the strategic direction and value foundation for Plymouth Rock," stated Carl Cagliarini, VP Business Development & Market Strategy. "The technologies employed in this device serve a clear mission - the Shoe Scanner will scan and detect weaponry, explosive substances, compounds, or electronics concealed in shoes and other footwear at airports and other public and private venues."

With various commercial applications, the Shoe Scanner can also detect and highlight irregular modifications that have been made to the structure of the shoe. The effort and motive for someone to modify a shoe to secretly accommodate materials or items is usually in the pursuit of an illegal or malevolent outcome.

The need for this technology has been deemed of paramount importance since the attempt of an Al-Qaeda terrorist to detonate an explosive device concealed in his shoes on American Airlines flight 63, shortly after the 9/11 attacks in 2001," stated Dana Wheeler, President and CEO of Plymouth Rock.  "Almost 18 years since this event, the security and scientific community have been unable to develop an effective technology to screen for concealed items. This was due to the complexities of shoe structures and the intricacies of fusing the science of millimeter wave together with artificial intelligence capabilities."

In June 2019, the United States Department of Homeland Security (DHS) Science and Technology Directorate (S&T) prioritized the mission of bringing shoe scanner technology to security checkpoints. In order to assist and meet this call, PRT's technical team have been working on several proprietary aspects of the Shoe Scanner technology roadmap to enhance, update and industrialize the PRT Shoe Scanner for commercial use.  After extensive testing, 3D images produced from the scanner are compelling, and believed to be far in advance of any other existing technology designed for this purpose.

PRT is a strategic member of the National Safe Skies Alliance, an organization funded by the FAA. Our immediate and primary focus is to collaborate with the United States DHS on this program as well as pursue other strategic partnerships with federal agencies and industry organizations. In parallel, PRT is pursuing the license rights of the technology from global defence and airport security manufacturers.

About Manchester Metropolitan University

Manchester Metropolitan University ("MMU") is a public university located in Manchester, England. The university traces its origins to the Manchester Mechanics Institute and the Manchester School of Design, which formed Manchester Polytechnic in 1970.  Manchester Polytechnic then gained university status under the government's Further and Higher Education Act, becoming the Manchester Metropolitan University in 1992. Today, it is headquartered in the city of Manchester, with additional facilities in Cheshire.

About National Safe Skies Alliance

National Safe Skies Alliance, Inc. (Safe Skies) is a non-profit organization that works with airports, government, and industry to maintain a safe and effective aviation security system. Since 1997, we have been a trusted resource for decision makers seeking impartial information on airport security technologies and procedures.

Funding for our programs is provided by the Federal Aviation Administration (FAA)

About the Department of Homeland Security (DHS) Science and Technology Directorate (S&T)

Technology and threats evolve rapidly in today's ever-changing environment. Researchers test non-hazardous training aids in large crowd settings. The Science and Technology Directorate's Explosives Detection Canine program helps detection canine teams identify new explosive compounds through non-hazardous training aids and increase their proficiency through realistic self-assessment and training events across the country. The Department of Homeland Security (DHS) Science and Technology Directorate (S&T) monitors those threats and rapidly capitalizes on technological advancements, developing solutions and bridging capability gaps at a pace that mirrors the speed of life.

About Plymouth Rock Technologies Inc.

Plymouth Rock Technologies is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.